UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement.
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Alto Solutions, Inc., f/k/a Saltvest, Inc.

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  July 21, 2015

Physical address of issuer
Capitol View Block E, 500 11th Avenue North, Suite 790, Nashville TN 37203

Website of issuer
http://www.altoira.com

Current number of employees
 48

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$8,186,716	$4,180,111
Cash & Cash Equivalents	$5,941,997	$3,095,094
Accounts Receivable	$81,143	$14,275
Short-term Debt	$138,940	$97,882
Long-term Debt	$2,140,747	$0
Revenues/Sales	$394,309	$78,574
Cost of Goods Sold	$87,111*	$75,831*
Taxes Paid	$0	$0
Net Income	$(3,717,145)	$(1,978,778)

*This amount reflects the cost of revenues.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Eric Satz
_____
(Signature)

Eric Satz
_____
(Name)

CEO, President & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Eric Satz
_____
(Signature)

Eric Satz
_____
(Name)

CEO, President & Director
_____
(Title)

April 6, 2021
_____
(Date)

/s/ William Guttman
_____
(Signature)

William Guttman
_____
(Name)

Director
_____
(Title)

April 6, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Financials

TABLE OF CONTENTS

April 6, 2021

FORM C-AR

Alto Solutions, Inc.
f/k/a Saltvest, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Alto Solutions, Inc., a Delaware Corporation (the "Company," as well as references to "AltoIRA," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://farm.one no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 6, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-*looking statements give the Company's* current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties *(many of which are beyond the Company's control) and assumptions. Although the Company* believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove i*ncorrect or change, the Company's actual operating and* financial performance may vary in material respects from the performance projected in these forward looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Alto Solutions, Inc. is a Delaware corporation, incorporated on July 21, 2015.

The Company is located at Capitol View Block E, 500 11th Avenue North, Suite 790, Nashville TN 37203.

The Company's website is www.altoira.com.

The Company is headquartered and conducts business in the State of Tennessee, and provides its services through the Internet in all fifty (50) states.

The information available on or through our website is not a part of this Form C-AR.

The Business

AltoIRA is a leading platform for individual retirement account (IRA) owners to invest in alternative assets, such as private placements (including stock of companies held by private equity and venture capital firms), real estate, private funds, equity crowdfunding, and cryptocurrency. The firm addresses the growing desire and need of many investors, reliant on their IRA and 401(k) accounts for retirement, to diversify these savings in higher-return long-term alternative investment opportunities. Alto is disrupting the IRA space in two ways: First, through its proprietary technology, Alto makes the process of creating, funding and using a self-directed IRA for alternative investments easy and inexpensive relative to legacy industry players. Second, through its technology platform, Alto provides issuers - including startups, funds, and investment platform partners, funding portals, cryptocurrency providers and secondary market platforms - with a new way to connect electronically with IRA and 401(k) investors. Connecting investors to issuers through Alto's platform can unlock a vast pool of capital for private offerings previously hidden from many issuers. Alto users now have access to investments offered through 21 third party investment platforms, including AngelList, Republic, Masterworks and EquityZen, as well as cryptocurrency trading directly through the Coinbase exchange. Launched in 2018, the Nashville-based technology firm is on a mission to help investors across the United States to achieve true asset diversification in their retirement account portfolios.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have incurred significant operating losses to date and we have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. Since it began operations, the Company has incurred, and continues to incur, significant operating losses, which are expected to continue to be incurred even as the Company's business may grow. There can be no assurance that the Company will grow its business as planned or ever operate profitably. The likelihood of the Company's success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. If the assumptions, strategies, analyses, projections or plans of the Company are flawed or fail to be realized, the Company may be unable to generate sufficient revenue to generate a profit and continue in business.

We may face potential difficulties in obtaining capital.

Our business currently does not generate revenue sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our business development plans, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. If we are not able to raise sufficient capital in the future, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
The COVID-19 pandemic may cause disruptions and risks to the Company's operations as Company management and staff are required or choose for health and safety reasons to work remotely using online communication tools which may slow or delay completion of product and business development initiatives. Further, the COVID-19 pandemic's impact on the economy and, in particular, its impact on issuers of alternative investments, the volume, nature and terms of offerings by such issuers, the performance of alternative investments, and investor sentiment and behavior, over any period of time, cannot be predicted with certainty. The Company may make predictions regarding such impact, which may be wrong, or may cause our costs, plans and results of operations to change. The Company's competitors may be better equipped, positioned or capitalized to endure or counter the adverse effects of the pandemic. These economic and market factors may materially and adversely affect our ability to achieve our revenue, account growth and other objectives. In April 2020, the Company obtained a Payroll Protection Program loan under the CARES Act based on management's determination that, but for such financing, the uncertainty caused by the pandemic and the resulting disruptions and impact on projected Company revenue would jeopardize the Company's ability to operate and require the Company to furlough or terminate key staff immediately if such financing were not obtained. The past, current or future effects of the COVID-19 pandemic on the economy, the Company's operations, customers, business partners and service providers, potential sources of additional capital, target markets, or employees may create impediments to our business growth and profitability, which could cause the Company's plans to fail and the value of investments in the Company to decline or be lost.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. We rely on the performance of a small number of employees to carry out functions important or essential to the Company's success. If we experience difficulties in hiring and retaining personnel capable of performing in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Employees of the Company may choose to leave. The Company may not be able to prevent former employees from competing with the Company. In addition, our contractors, consultants and advisors may have commitments to third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The development and commercialization of our products and services are time-consuming, costly and risky.
We develop and offer products and services that are highly costly to design, develop, deploy, market, operate and support. Failure to launch such products and services on a timely basis, failure to adequately promote and communicate the benefits of such products and services, or failure of such products and services to attract and meet or exceed the expectations of customers, could result in loss of market share to competitors, slower or inadequate market adoption or financial losses exceeding our forecasts. Any such failures may hinder our business growth or ability to raise additional capital. If we miscalculate the adoption of one or more product or service offerings we have invested capital to develop, such investment of capital may generate insignificant or no revenue. If customers do not use our products and services or choose to use the products and services of our competitors, we may not generate sufficient business to continue operating.

We operate in a competitive industry that is likely to remain highly competitive.
We face competition from financial institutions, trust companies and other providers of individual retirement account (IRA) services throughout the U.S., including, among others, Millennium Trust Company, Pensco Trust Company, Equity Trust Company and Forge Trust Company. In addition, leading U.S. financial institutions and investment platforms that historically have declined to offer custodial services for alternative investments may develop or acquire product and service offerings competitive with ours. Many of our competitors have significantly greater financial, technical and human resources than we have and more experience marketing and operating IRA custodial, administrative and recordkeeping services, including in connection with alternative investments. Our competitors therefore may be better equipped than we are to develop, commercialize and sell self-directed IRA solutions. These competitors also may have, or may compete with us to establish, distribution, channel or integration partnerships with third party administrators, fund managers, investment platforms and other issuers of alternative investments, some of which may be exclusive. Smaller or early stage companies may

also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position and the likelihood that our products will achieve initial market acceptance or significant market adoption. Our inability to compete effectively for customers and market share may prevent us from generating meaningful additional revenue from our products and services.

Our efforts to implement new lines of business or offer new products and services within existing lines of business may be unsuccessful.

As an early-stage company, we may implement new lines of business at any time. We may seek to register, maintain and operate subsidiaries to perform specialized functions, including chartered trust company and broker-dealer or other regulated services. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed, are highly regulated or highly competitive. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be able to charge issuers or other customers for use of our products and services to the extent we have planned. We may not be successful in obtaining or maintaining the registrations and licenses necessary to operate such new businesses, or those new products and services may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We must educate customers on the benefits of our products and services and offer new products and services that meet their changing needs and demands.

Our growth depends on our successful development, introduction, and marketing of innovative new products and services for IRA investors and for issuers and distributors of alternative investments. Our success depends on our ability to communicate and educate our customers regarding the benefits of our services. Customer preferences also may result in the need for our products and services to change continually. If customers do not perceive the benefits of our services and service enhancements, the Company's marketing and sales efforts may fail result in sufficient account growth and revenue to support operations.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

The Company's current products and services relating to the administration of IRA accounts and alternative investments are subject to regulatory and statutory risk. At any time, the U.S. government and state governments may change or enact laws or make or change administrative rules or regulations that make these accounts and investments, or the use of such accounts for such investments, less desirable to investors, issuers or other customers of the Company. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations, we could be subject to legal risk, including government enforcement action and class action civil litigation, which could disrupt our operations, significantly increase our costs, and harm our reputation. Other developments in the legal, regulatory, and political arenas, as well as court decisions, regarding topics such as privacy and information security, cryptocurrency, tax policy, labor and employment regulations, financial services, social security and retirement planning, crowdfunding and securities regulations, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our services are used for highly regulated transactions that could result in significant losses for our customers, who in turn may seek to hold us liable.

Customers use the Company's products and services to invest in unregistered securities and assets, including cryptocurrency, that may involve a significant risk of loss. Our services are intended for investors who fully understand and are willing to accept the risks associated with alternative investments and the management of self-directed IRAs. Certain investments made using the Company's services are unable to be liquidated or transferred for significant periods of time, if at all, and certain investments, regardless of their liquidity, are subject to high degrees of volatility. Investors may withdraw, distribute or liquidate investments in their discretion, which may generate significant losses, as well as tax penalties for the investor. Further, certain transactions and investments using IRAs are restricted or prohibited by law, including under the United States

Internal Revenue Code. Although the Company provides certain cautionary notices and disclaimers regarding use of the Company's services and service features designed to help investors understand their risks and avoid certain prohibited transactions, investors who engage in prohibited transactions or whose accounts or investments suffer losses or costs for any reason, may seek to hold the Company liable for such losses and costs. There can be no guarantee that the Company would be able to successfully defend itself against any one or more such claims by investors or other customers and users of the Company's services. The Company may incur substantial losses, and its business may be materially adversely affected, in the event of any demand, claim or litigation relating to or arising from investment losses or violations of tax or other laws by investors, their IRA accounts, or by our other customers in connection with their use of our products or services.

Security breaches of confidential customer information may adversely affect our business.
Our business requires the collection, transmission and retention of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data are critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. Any such breach could compromise the information stored there and result in unauthorized access, public disclosure or, lost or stolen information. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies, increased costs and loss of revenue. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings, and significant reputational harm and loss of business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that harms our reputation or perceived reliability, or which raises doubts or uncertainty among prospective customers or causes existing customers to terminate their relationship with us, could significantly reduce the value of our brand and Company. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate, and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction. Any such harm may materially and irreparably hinder our business growth and likelihood of success.

The Company's financial statements have not been audited, and the Company may lack the financial controls and procedures of public companies.
We have not prepared or published any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company is controlled by holders of Preferred Stock and others whose interests may differ from yours.
Approximately 90% of the issued and outstanding voting shares of the Company are held collectively by the holders of the Company's Preferred Stock and the members of the Company's board of directors (including its Chief Executive Officer). The holders of a majority of the outstanding Preferred Stock, as well as the director of the Company elected by the holders of Preferred Stock, must approve various corporate acts, including, without limitation, any sale of the Company. The Company's board of directors, including the Company's founder and Chief Executive Officer, exercises significant influence. Subject to performing their fiduciary duties to stockholders under Delaware law, these directors control significant Company transactions, the Company's strategy, budget and policies. The Company's stockholders and directors may have interests and priorities that are different from yours. For example, these owners may support proposals and actions with which you may disagree. These owners lawfully may use their influence in a manner you believe may be detrimental to the Company's success or the value of your investment in the Company.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

We depend on third party providers, suppliers and licensors to supply software and operational services necessary to operate our business.
We engage third parties to provide hosting infrastructure, marketing and customer support software, custodial, banking and other regulated services critical to our business operations. We obtain these services from a limited number of providers, with whom we may not have a long operating history and who may not be able to supply the products and services we desire in the future. Some of our software and operational support providers represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If our relationship with such a provider is terminated or if such a provider experiences operating or financial difficulties, or is otherwise unable or unwilling to provide the products or services we need in a timely

manner, at our specifications and at reasonable prices, our ability to provide our services might be materially adversely affected, or the need to procure or develop alternative sources of the affected products or services might delay and impair our ability to serve our customers or market or develop our services. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We rely on third party investment platforms and other issuers to use our services to transact with our accountholder customers.

We enable investors who have IRA accounts with us to execute and manage alternative investments offered by third party funding portals and investment platforms, fund managers and administrators, cryptocurrency exchanges, and other issuers of unregistered securities. We have agreements with such third parties pursuant to which they use our products and services to transact with such investors through our online services, including through application programming interfaces. Our ability to serve our investor customers and grow our business depends largely upon the ability and willingness of these third parties to use our services in connection with such investment transactions. If we are unable to establish, maintain and grow our relationships with such third parties, or if we are unable to develop and provide products and service features, including application programming interfaces, that adequately serve and perform the functions required by such third parties, then our ability to attract and retain investor customers may be materially adversely affected, and our business growth and financial results may be significantly impaired.

Our intellectual property rights may provide insufficient protection from competition.

We hold and utilize various trade secrets, trademarks and other intellectual property. Such intellectual property, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed-around. In the event of infringement or misappropriation of our intellectual property, we may lack sufficient resources to enforce our rights to the fullest extent permitted by law, and may be unable to prevent or stop a third party from using our intellectual property for competitive or other unauthorized purposes. We do not hold and have not filed any application to obtain any patents on our products, processes or methods. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

Third parties may claim that one or more of our products or services infringe their intellectual property rights.

One or more third parties in the future may claim our use of certain software, processes, methods, works of authorship, trademarks or other intellectual property infringes upon a third party patent or other intellectual property right. Any dispute or litigation of such claim could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that we have infringed or are infringing a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Demand for our products and services may decline due to general economic and equity market conditions.

Our investor customers are individuals who elect to use funds from their IRA accounts to invest in alternative assets such as private equity securities, private funds, real estate investments and cryptocurrency. The ability or interest of such investors to make such investments, including through the use of our products and services, may decline during a recession or other periods of economic or market disruption, due to, among other things, losses incurred in other investments and asset classes, lack of discretionary cash for new investments, reduced personal income, a "flight to safety" or inclination to make investments in instruments perceived to be more conservative than the alternative investments offered by issuers and others using our services. Consequently, declines in economic conditions in the U.S. may adversely impact our growth plans or financial results. Difficult macroeconomic conditions, particularly high levels of unemployment, may also impact our business, along with other factors, including consumer confidence, retirement savings trends, interest rates, tax rates and consumer debt levels. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

BUSINESS

Description of the Business
AltoIRA is a leading platform for individual retirement account (IRA) owners to invest in alternative assets, such as private placements (including stock of companies held by private equity and venture capital firms), real estate, private funds, equity crowdfunding, and cryptocurrency. The firm addresses the growing desire and need of many investors, reliant on their IRA and 401(k) accounts for retirement, to diversify these savings in higher-return long-term alternative investment opportunities. Alto is disrupting the IRA space in two ways: First, through its proprietary technology, Alto makes the process of creating, funding and using a self-directed IRA for alternative investments easy and inexpensive relative to legacy industry players. Second, through its technology platform, Alto provides issuers - including startups, funds, and investment platform partners, funding portals, cryptocurrency providers and secondary market platforms - with a new way to connect electronically with IRA and 401(k) investors. Connecting investors to issuers through Alto's platform can unlock a vast pool of capital for private offerings previously hidden from many issuers. Alto users now have access to investments offered through 21 third party investment platforms, including AngelList, Republic, Masterworks and EquityZen, as well as cryptocurrency trading directly through the Coinbase exchange. Launched in 2018, the Nashville-based technology firm is on a mission to help investors across the United States to achieve true asset diversification in their retirement account portfolios.

Business Plan
While most personal savings and investments in the United States are maintained in IRAs and 401(k) accounts, the Company believes many individual investors are unaware of their right and ability to use such accounts for alternative investments, and that retirement savings therefore are invested in alternative assets at a rate significantly lower than personal and institutional funds invested outside retirement accounts. At the same time, since passage of the JOBS Act and the launch of crowdfunding providers including funding portals under Regulation CF, alternative investments have become more widely available and better known to investors. Investment platforms now are used by issuers to offer a variety of alternative investments to the public, including funds that hold real estate, artwork and private loans. Similarly, third party platforms and exchanges are used widely by investors for purchasing and selling private company stock and cryptocurrency. Alto enables the use of self-directed IRAs to invest in alternative assets, including through certain third party investment platforms. The Company generates revenue currently through investor account fees, including recurring annual or monthly fees plus transactional fees. The Company plans to augment revenue by growing accounts and transaction volume, adding services and platform partners, charging issuers for placements and services, and through exclusive investment offerings for its customers. To achieve its goals, the Company intends to invest significantly in sales and marketing, partnerships and technology integration capabilities, custodial services and operational improvements, and other product development initiatives.

The Company's Products and/or Services
The Company serves the self-directed IRA and alternative investment markets, providing a single online platform for individual accredited and non-accredited investors in the United States to invest in private securities (including investments in LLCs, corporations and funds) and other alternative investments (including cryptocurrency) through individual retirement accounts. Through the AltoIRA platform investors can, among other things, create traditional, Roth and SEP IRA accounts, direct funds to be transferred to and from their accounts, access investment platform partner websites, direct investments to be made from their accounts and view investments held in custody for their accounts. Currently a third-party trust company serves as the custodian of record for AltoIRA accounts pursuant to Section 408 of the Internal Revenue Code. In turn, the custodian delegates to AltoIRA, as administrator and agent, most of the administrative functions of the custodian with respect to AltoIRA accounts, and these functions are performed using the Company's technology. The AltoIRA platform also can be used for connecting issuers of alternative investments with IRA owners. Issuers of alternative investments can post information and documents relating to their offerings, invite qualified investors to participate in their offerings, and approve investments by invited investors. Third party investment platform partners can use AltoIRA technology to allow investors who view an offering on the partner's website to use the investor's AltoIRA account to invest in the offering.

Competition
Major competitors include Millennium Trust Company, Pensco Trust Company, Equity Trust Company and Forge Trust Company. In addition, leading U.S. financial institutions and investment platforms that historically have declined to offer custodial services for alternative investments may develop or acquire product and service offerings competitive with ours.

Customer Base

The Company serves individual accredited and non-accredited investors in the United States who open AltoIRA accounts to purchase, hold and trade private securities and other alternative investments. The Company also serves as a technology partner to issuers of alternative investments, such as funding portals, platforms such as AngelList, fund managers and administrators, and cryptocurrency exchanges such as Coinbase.

Supply Chain

The Company's application software and platform were developed by the Company and are considered proprietary property of the Company. The Company does not currently outsource any material engineering, sales or customer support functions. The Company utilizes the services and products of various third party suppliers to operate and provide certain other critical services. For example, the Company's platform is hosted and maintained on AWS servers and infrastructure. The Company uses other services, among other things, to verify customer identification, manage Company email and other customer communications, and test platform security. In addition, currently a third-party trust company serves as the custodian of record for AltoIRA accounts pursuant to Section 408 of the Internal Revenue Code. In turn, the custodian delegates to AltoIRA, as administrator and agent, most of the administrative functions of the custodian with respect to AltoIRA accounts, and these functions are performed using the Company's technology.

Intellectual Property

Patents

To date, the Company neither holds any registered patents, nor has applied for a registration of patents.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5,946,519	Self-directed individual retirement account services; Financial services.	The Alternative IRA	March 3, 2019	December 24, 2019	United States of America
5,351,198	Self-directed individual retirement services; Financial services.	Alto	February 26, 2016	December 5, 2017	United States of America
6,298,507	Self-directed individual retirement account services; Financial services.	A (logo)	May 7, 2020	March 23, 2021	United States of America
90343133 (Application Serial No.)	Self-directed individual retirement account services; Financial services.	Alto CryptoIRA	November 25, 2020	n/a	United States of America

Domain Names

The Company owns the "altoira.com" domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Eric Satz	CEO, President and Director	CEO at Alto Solutions, Inc.: 2015-Present	Amherst College, BA (Economics) 1991
William Guttman	Director and Chairman	Chairman, Axioma, Inc.: 2001-Present; Chairman, Panopto, Inc.: 2007-Present; Chairman, Kleo, Inc. d/b/a ClassWallet: 2015-Present; General Partner, Saturn Ventures: 2006-Present	UCLA, BA (Political Science) 1983; Oxford University, PhD (International Relations) 1989
Ammar Hanafi	Director	Founder and General Partner, Moment Ventures: 2013-Present	Cornell Engineering, BSc (Applied and Engineering Physics) 1988; Stanford GSB, MBA 1995
Tara Fung	Chief Revenue Officer*	Chief Revenue Officer, Alto Solutions, Inc.: June 2020-Present; CommonBond: 2016 - June 2020: o Chief Commercial Officer (2019-2020) o Vice President, CommonBond for Business (2018-2019) o Director, Enterprise Sales (2017-2018)	University of South Carolina, BSc (Economics and International Business) 2009; University of South Carolina, Master of International Business, 2010; Harvard Business School, MBA, 2016
Andrea Kampine	Chief Operating Officer*	Chief Operating Officer, Alto Solutions, Inc.: 2019-Present; Chief Operating Officer, Ampersand Health: 2014-2019	Boston University, BA (International Relations) 1991; George Washington University, MA (International Affairs), 1994
Katrina Welty	Chief Product Officer*	Chief Product Officer, Alto Solutions, Inc.: January 2020-Present; Partner, KO Consulting: October 2018-December 2019	Vanderbilt University, BA (Medicine Health + Society and Philosophy), 2007
Bradford Winfrey	Vice President, Engineering*	Vice President, Engineering, Alto Solutions, Inc.: March 2020-Present; Architect, CM Group: 2016-March 2020	n/a
Gary Hirsch	Executive Vice President, General Counsel and Secretary*	Attorney and Principal, Hirsch Legal Group, LLC (2012-2021)	Dartmouth College, BA (Psychology) 1985; New York University School of Law, JD, 1988

* Officer titles may not be indicative of authority to bind the company.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 48 full time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	11,552,782
Voting Rights	Each holder of record of Common Stock is entitled to one vote for each share of such stock. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security	29.92%

Type of security	Series Seed-1 Preferred Stock
Amount Outstanding	8,781,644
Voting Rights	On any matter presented to the stockholders of the Corporation, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the amended and restated certificate of incorporation of the Company, holder of Preferred Stock shall vote together with the holders of Common Stock as a single class an on an-converted to Common Stock basis. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation.
Anti-Dilution Rights	The conversion rate of the Series Seed-1 Preferred Stock is subject to adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current certificate of incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Series Seed-1 Preferred Stock at a later date. The availability of shares of Common Stock issuable upon conversion of such additional shares of Series Seed-1 Preferred Stock would be dilutive and would potentially adversely affect the value of the Securities sold pursuant to Regulation CF.
Other Material Terms	Protective Provisions (1) Conversion (2) Liquidation Preference (3)
Percentage ownership of the Company by the holders of such security.	22.75%

(1) **Preferred Stock Protective Provisions**. At any time when shares of Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock including at least 48% of the outstanding shares of Series Seed-2 Preferred Stock (voting as a single class on an as-converted basis), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

    a. liquidate, dissolve, or wind-up the business and affairs of the Company, effect any merger or consolidation or any other liquidation event, or consent to any of the foregoing;

    b. amend, alter or repeal any provision of the Third Amended and Restated Certificate of Incorporation or Bylaws of the Company;

c. increase or decrease the authorized number of authorized shares of Preferred Stock or Common Stock;

d. enter into any contract, agreement, arrangement or transaction with any director, officer, employee or stockholder of the Company or any "affiliate" or "associate" of any such person or entity, or use the proceeds from the issuance of shares of the Series Seed-2 Preferred Stock to make any payment, regardless of the reason, to any such person or entity, other than any "Permitted Issuances" (as described below); provided that the Company may enter into employment agreements with affiliate upon approval by the Board. "Permitted Issuance" shall mean any issuance to any affiliate of shares of capital stock of the Company which is effected in compliance with (i) Delaware General Corporation Law and (ii) the other terms of the Third Amended and Restated Certificate of Incorporation of the Company;

e. create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class of series of capital stock of the Company;

f. (i) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of the Preferred Stock in respect of any such right, preference, privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior or the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

g. purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

h. increase or decrease the authorized number of directors constituting the board of directors of the Company.

(2) **Conversion**. Each shares of Preferred Stock is convertible, at the option of the holder thereof, at any time, into such number of shares of Common Stock as is determined by dividing the original issue price of such series of Preferred Stock by the original issue price for such series of Preferred Stock, subject to customary adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current certificate of incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.

(3) **Liquidation Preference**. In any merger, sale or other liquidation event, the Preferred Stock shall have a liquidation preference equal to the original issue price per share, plus any declared but unpaid dividends, if any. After payment to the Preferred Stock on a pro rata basis, the balance of proceeds shall be paid to the holders of the Common Stock.

Type of security	Series Seed-2 Preferred Stock
Amount Outstanding	4,770,924
Voting Rights	On any matter presented to the stockholders of the Corporation, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the Restated Certificate, holder of Preferred Stock shall vote together with the holders of Common Stock as a single class an on an-converted to Common Stock basis. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation.
Anti-Dilution Rights	The conversion rate of the Series Seed-2 Preferred Stock is subject to adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current certificate of incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Series Seed-2 Preferred Stock at a later date. The availability of shares of Common Stock issuable upon conversion of such additional shares of Series Seed-2 Preferred Stock would be dilutive and would potentially adversely affect the value of the Securities sold pursuant to Regulation CF.
Other Material Terms	Protective Provisions(1) Conversion(2) Liquidation Preference(3)
Percentage ownership of the Company by the holders of such security.	12.36%

(1) **Preferred Stock Protective Provisions**. At any time when shares of Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock including at least 48% of the outstanding shares of Series Seed-2 Preferred Stock (voting as a single class on an as-converted basis), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

   a. liquidate, dissolve, or wind-up the business and affairs of the Company, effect any merger or consolidation or any other liquidation event, or consent to any of the foregoing;

   b. amend, alter or repeal any provision of the Third Amended and Restated Certificate of Incorporation or Bylaws of the Company;

      c.   increase or decrease the authorized number of authorized shares of Preferred Stock or Common Stock;

      d.   enter into any contract, agreement, arrangement or transaction with any director, officer, employee or stockholder of the Company or any "affiliate" or "associate" of any such person or entity, or use the proceeds from the issuance of shares of the Series Seed-2 Preferred Stock to make any payment, regardless of the reason, to any such person or entity, other than any "Permitted Issuances" (as described below); provided that the Company may enter into employment agreements with affiliate upon approval by the Board. "Permitted Issuance" shall mean any issuance to any affiliate of shares of capital stock of the Company which is effected in compliance with (i) Delaware General Corporation Law and (ii) the other terms of the Third Amended and Restated Certificate of Incorporation of the Company;

      e.   create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class of series of capital stock of the Company;

      f.   (i) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of the Preferred Stock in respect of any such right, preference, privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior or the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

      g.   purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

      h.   increase or decrease the authorized number of directors constituting the board of directors of the Company.

(2) **Conversion**. Each shares of Preferred Stock is convertible, at the option of the holder thereof, at any time, into such number of shares of Common Stock as is determined by dividing the original issue price of such series of Preferred Stock by the original issue price for such series of Preferred Stock, subject to customary adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current certificate of incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.

(3) **Liquidation Preference**. In any merger, sale or other liquidation event, the Preferred Stock shall have a liquidation preference equal to the original issue price per share, plus any declared but unpaid dividends, if any. After payment to the Preferred Stock on a pro rata basis, the balance of proceeds shall be paid to the holders of the Common Stock.

Type of security	Series Seed-3 Preferred Stock
Amount Outstanding	5,576,879
Voting Rights	On any matter presented to the stockholders of the Corporation, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the Restated Certificate, holder of Preferred Stock shall vote together with the holders of Common Stock as a single class an on an-converted to Common Stock basis. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation.
Anti-Dilution Rights	The conversion rate of the Series Seed-3 Preferred Stock is subject to adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current certificate of incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Series Seed-3 Preferred Stock at a later date. The availability of shares of Common Stock issuable upon conversion of such additional shares of Series Seed-3 Preferred Stock would be dilutive and would potentially adversely affect the value of the Securities sold pursuant to Regulation CF.
Other Material Terms	Protective Provisions(1) Conversion(2) Liquidation Preference(3)
Percentage ownership of the Company by the holders of such security.	14.45%

(1) <u>**Preferred Stock Protective Provisions**</u>. At any time when shares of Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock including at least 48% of the outstanding shares of Series Seed-2 Preferred Stock (voting as a single class on an as-converted basis), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

    a.   liquidate, dissolve, or wind-up the business and affairs of the Company, effect any merger or consolidation or any other liquidation event, or consent to any of the foregoing;

    b.   amend, alter or repeal any provision of the Third Amended and Restated Certificate of Incorporation or Bylaws of the Company;

c. increase or decrease the authorized number of authorized shares of Preferred Stock or Common Stock;

d. enter into any contract, agreement, arrangement or transaction with any director, officer, employee or stockholder of the Company or any "affiliate" or "associate" of any such person or entity, or use the proceeds from the issuance of shares of the Series Seed-2 Preferred Stock to make any payment, regardless of the reason, to any such person or entity, other than any "Permitted Issuances" (as described below); provided that the Company may enter into employment agreements with affiliate upon approval by the Board. "Permitted Issuance" shall mean any issuance to any affiliate of shares of capital stock of the Company which is effected in compliance with (i) Delaware General Corporation Law and (ii) the other terms of the Third Amended and Restated Certificate of Incorporation of the Company;

e. create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class of series of capital stock of the Company;

f. (i) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of the Preferred Stock in respect of any such right, preference, privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior or the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

g. purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

h. increase or decrease the authorized number of directors constituting the board of directors of the Company.

(2) **Conversion**. Each shares of Preferred Stock is convertible, at the option of the holder thereof, at any time, into such number of shares of Common Stock as is determined by dividing the original issue price of such series of Preferred Stock by the original issue price for such series of Preferred Stock, subject to customary adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current certificate of incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.

(3) **Liquidation Preference**. In any merger, sale or other liquidation event, the Preferred Stock shall have a liquidation preference equal to the original issue price per share, plus any declared but unpaid dividends, if any. After payment to the Preferred Stock on a pro rata basis, the balance of proceeds shall be paid to the holders of the Common Stock.

Type of security	Series Seed-4 Preferred Stock
Amount Outstanding	3,891,917
Voting Rights	On any matter presented to the stockholders of the Corporation, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the Restated Certificate, holder of Preferred Stock shall vote together with the holders of Common Stock as a single class an on an-converted to Common Stock basis. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation.
Anti-Dilution Rights	The conversion rate of the Series Seed-4 Preferred Stock is subject to adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current certificate of incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Series Seed-4 Preferred Stock at a later date. The availability of shares of Common Stock issuable upon conversion of such additional shares of Series Seed-4 Preferred Stock would be dilutive and would potentially adversely affect the value of the Securities sold pursuant to Regulation CF.
Other Material Terms	Protective Provisions(1) Conversion(2) Liquidation Preference(3)
Percentage ownership of the Company by the holders of such security.	10.08%

(1) **Preferred Stock Protective Provisions**. At any time when shares of Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock including at least 48% of the outstanding shares of Series Seed-2 Preferred Stock (voting as a single class on an as-converted basis), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

  a. liquidate, dissolve, or wind-up the business and affairs of the Company, effect any merger or consolidation or any other liquidation event, or consent to any of the foregoing;

  b. amend, alter or repeal any provision of the Third Amended and Restated Certificate of Incorporation or Bylaws of the Company;

      c.   increase or decrease the authorized number of authorized shares of Preferred Stock or Common Stock;

      d.   enter into any contract, agreement, arrangement or transaction with any director, officer, employee or stockholder of the Company or any "affiliate" or "associate" of any such person or entity, or use the proceeds from the issuance of shares of the Series Seed-2 Preferred Stock to make any payment, regardless of the reason, to any such person or entity, other than any "Permitted Issuances" (as described below); provided that the Company may enter into employment agreements with affiliate upon approval by the Board. "Permitted Issuance" shall mean any issuance to any affiliate of shares of capital stock of the Company which is effected in compliance with (i) Delaware General Corporation Law and (ii) the other terms of the Third Amended and Restated Certificate of Incorporation of the Company;

      e.   create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class of series of capital stock of the Company;

      f.   (i) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of the Preferred Stock in respect of any such right, preference, privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior or the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

      g.   purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

      h.   increase or decrease the authorized number of directors constituting the board of directors of the Company.

(2) **Conversion**. Each shares of Preferred Stock is convertible, at the option of the holder thereof, at any time, into such number of shares of Common Stock as is determined by dividing the original issue price of such series of Preferred Stock by the original issue price for such series of Preferred Stock, subject to customary adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current certificate of incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.

(3) **Liquidation Preference**. In any merger, sale or other liquidation event, the Preferred Stock shall have a liquidation preference equal to the original issue price per share, plus any declared but unpaid dividends, if any. After payment to the Preferred Stock on a pro rata basis, the balance of proceeds shall be paid to the holders of the Common Stock.

Type of security	Option to Purchase Shares of Common stock
Amount Outstanding	3,965,449
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options at a later date. The availability of shares of Common Stock issuable upon exercise of such additional Options would be dilutive and would potentially adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security.	10.27%

Type of security	Warrant to Purchase Shares of Common Stock
Amount Outstanding	67,842
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants at a later date. The availability of shares of Common Stock issuable upon exercise of such additional Warramts would be dilutive and would potentially adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security.	0.18%

Debt
The Company has no outstanding debt, excluding ordinary trade payables.

Ownership
The largest shareholder is Eric Satz, CEO & Director of the Company.

Listed below are the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Eric Satz	6,823,093 shares of Common Stock and 3,332 shares of Series Seed-1 Preferred Stock*	17.68%

* Includes shares held in trust for the benefit of Mr. Satz and/or immediate family

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
Alto Solutions, Inc., f/k/a Saltvest, Inc. (the "Company") was incorporated on July 21, 2015 as Saltvest Inc. under the laws of the State of Delaware. The Company is headquartered in Nashville, TN and began operations in 2018. The Company has developed an online platform and service that allows users to invest in alternative assets using their IRAs.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash consists primarily of amounts held in accounts held with commercial banking institutions.

As of April 2, 2021 the Company had $4.4 million in aggregate cash and cash equivalents, leaving the Company with approximately 12 months of runway.

Liquidity and Capital Resources

The Company expects to continue to incur net operating losses and raise additional capital in one or more private offerings of equity securities prior to depletion of the cash and cash equivalents described above.
Capital Expenditures and Other Obligations
The Company plans to continue to invest in product development as well as potential partnerships or acquisitions considered strategically advantageous.

Valuation
The valuation of the Company is not pertinent to the sale of the Securities. Rather, the ownership percentage of the Company that the Securities potentially represent will be determined at a later date upon conversion of the Securities into the capital stock of the Company pursuant to the terms thereof.

Material Changes and Other Information

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Security Type	Money Raised	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series Seed-1 Preferred Stock	$2,863,886	8,781,644	Working capital	October 20, 2017	Reg. D Rule 506(b)
Series Seed-2 Preferred Stock	$2,599,152	4,770,924	Working capital	August 8, 2019	Section 4(a)(2)
Series Seed-3 Preferred Stock	$3,499,997	5,576,879	Working capital	January 3, 2020	Reg. D Rule 506(b)
Crowdfunding SAFE	$1,014,592	1,602	Working capital	September 15, 2020	Regulation CF
Series Seed-4 Preferred Stock	$2,896,987	3,891,917	Working capital	October 29, 2020	Reg. D Rule 506(b)
SAFE	$300,000	2	Working capital	December 8, 2020	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

Bad Actor Disclosure

None

EXHIBIT A
Financials

I, Eric Satz, the President and CEO of Alto Solutions, Inc., hereby certify that the financial statements of Alto Solutions, Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Eric Satz

(Signature)

April 6, 2021

(Date)

Alto Solutions Inc

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Pinnacle Checking	42,477.58
Radius Checking	348,119.88
Radius MMDA	5,551,399.21
Savings-Pinnacle	0.00
Total Bank Accounts	**$5,941,996.67**
Accounts Receivable	
Accounts Receivable	81,143.00
Total Accounts Receivable	**$81,143.00**
Other Current Assets	
Coinbase Funds	1,500.00
Employee Advance	0.00
Other Receivables	385,919.74
Prepaid Expense	44,674.56
Undeposited Funds	0.00
Total Other Current Assets	**$432,094.30**
Total Current Assets	**$6,455,233.97**
Fixed Assets	
Accumulated Depreciation	-448,939.39
Furniture and Equipment	145,147.02
Platform Development (Apr 2020)	597,348.45
Platform Development (May 2018)	630,586.12
Total Fixed Assets	**$924,142.20**
Other Assets	
Due from Alto Securities LLC	100.00
ROU Asset (Capital View)	807,240.16
Security Deposits	0.00
Software Devel in Progress	0.00
Total Other Assets	**$807,340.16**
TOTAL ASSETS	**$8,186,716.33**

Alto Solutions Inc

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	56,063.26
Total Accounts Payable	**$56,063.26**
Credit Cards	
Brex Credit Card	5,903.93
Capital One	0.00
Total Credit Cards	**$5,903.93**
Other Current Liabilities	
401k Withholding	6,015.64
Accrued Expenses	70,957.50
Direct Deposit Liabilities	0.00
Payroll Liabilities	0.00
Total Other Current Liabilities	**$76,973.14**
Total Current Liabilities	**$138,940.33**
Long-Term Liabilities	
Convertible Promissory Notes	0.00
Crowd Funding SAFE	1,294,697.61
Lease Liability (Capital View)	846,049.52
PPP Loan	0.00
Total Long-Term Liabilities	**$2,140,747.13**
Total Liabilities	**$2,279,687.46**
Equity	
Common Stock	21,731.52
Paid in Capital	25,000.00
Preferred Stock	24,394.70
Seed 1	3,872,631.09
Seed 2($.0001 par,$.54479 prc)	2,599,151.74
Seed 3	3,499,997.32
Seed 4	2,896,990.19
Total Preferred Stock	**12,893,165.04**
Retained Earnings	-3,278,750.04
Treasury Stock	-36,972.89
Net Income	-3,717,144.76
Total Equity	**$5,907,028.87**
TOTAL LIABILITIES AND EQUITY	**$8,186,716.33**

Alto Solutions Inc

Profit and Loss
January - December 2020

	TOTAL
Income	
Account Setup Fee Income	14,926.00
Annual Subscription Fee Income	163,327.56
Discounts/Refunds Given	-6,625.00
Total Annual Subscription Fee Income	**156,702.56**
Coinbase Fee Income	108,216.26
Interest on Excess Client Funds	36,109.36
New Investment Fee Income	78,355.00
Total Income	**$394,309.18**
Cost of Goods Sold	
Coinbase Wire Fees	1,044.28
Cost of Goods Sold	3,793.21
Merchant Account Fees	19,199.88
Processing Fees (RCG)	13,042.50
Recovered Account Fees	73.50
Transaction Testing (R&D)	65.05
Trust/Custodial Fees (Empire)	49,892.19
Total Cost of Goods Sold	**$87,110.61**
GROSS PROFIT	**$307,198.57**
Expenses	
G&A Expenses	
Accounting Services	18,556.25
Bank Service Charges	1,971.76
Charitable Contributions	500.00
Contract Labor	96,979.05
Dues and Subscriptions	1,444.76
Gifts	4,932.32
Insurance Expense	16,784.48
Legal & Professional Fees	246,127.14
Meals and Entertainment	5,513.14
Office Expense	21,324.39
Parking	2,410.89
Rent Expense	123,138.01
Software Subscriptions	171,403.39
Taxes & Licenses	32,603.92
Telephone Expense	3,852.67
Travel Expense	24,846.17
Total G&A Expenses	**772,388.34**

Alto Solutions Inc

Profit and Loss
January - December 2020

	TOTAL
Marketing	50,692.09
Advertising and Promotion	39,621.18
Website Expenses	31,407.73
Total Marketing	**121,721.00**
Personel	454.00
Employee Benefits	1,635.64
Health Insurance	84,378.60
Payroll Expenses	3,080,090.53
Training	48,408.72
Total Personel	**3,214,967.49**
Total Expenses	**$4,109,076.83**
NET OPERATING INCOME	$ -3,801,878.26
Other Income	
Gain / Loss On Asset Sale	-901.45
Interest Income	30,313.56
PPP Forgiveness	401,700.00
Total Other Income	**$431,112.11**
Other Expenses	
B-D Project	29,419.50
Depreciation Expense	236,145.42
Equity Raise Expenditures	72,446.12
Trust Co Project	8,367.57
Total Other Expenses	**$346,378.61**
NET OTHER INCOME	$84,733.50
NET INCOME	$ -3,717,144.76

Alto Solutions Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Alto Solutions Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 14, 2020

To: Board of Directors of Alto Solutions Inc.
        Attn: Eric Satz, CEO

Re: 2018 and 2019 Financial Statement Review
        Alto Solutions Inc.

We have reviewed the accompanying financial statements of Alto Solutions Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



TaxDrop LLC
A New Jersey CPA Company

ALTO SOLUTIONS, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS	2019	2018
Current Assets		
Cash and cash equivalents	$ 3,095,094	$ 730,693
Accounts receivable	14,275	3,366
Prepaid expenses	55,599	0
Deposits	12,404	2,850
Total Current Assets	3,177,372	736,909
Fixed Assets		
Internally developed software, complete	630,586	630,586
Internally developed software, incomplete	546,764	229,457
Furniture and equipment	38,744	1,384
Accumulated depreciation	(213,355)	(84,857)
Total Fixed Assets	1,002,739	776,570
Total Assets	$ 4,180,111	$ 1,513,479
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 88,706	$ 6,569
Accrued expenses	9,176	0
Total Liabilities	97,882	6,569
STOCKHOLDERS' EQUITY		
Common Stock; $0.0001 par value, 35,000,000 shares authorized, 11,192,937 and 10,854,717 shares issued and outstanding	1,119	1,085
Preferred Stock; $0.0001 par value, 19,129,457 shares authorized, 13,552,568 and 6,696,418 shares issued and outstanding As of December 31, 2019 and 2018, respectively.	1,355	670
Additional paid-in capital	7,358,505	2,858,459
Additional paid-in capital - stock options	53,332	0
Retained earnings	(3,332,082)	(1,353,304)
Total Stockholders' Equity	4,082,229	1,506,910
Total Liabilities and Stockholders' Equity	$ 4,180,111	$ 1,513,479

The accompanying notes are an integral part of these financial statements.

ALTO SOLUTIONS, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019		**2018**	
Revenues	$	78,574	$	9,416
Cost of revenues		75,831		35,798
Gross profit (loss)		2,743		(26,382)
Operating expenses				
General and administrative		528,434		296,436
Personnel fees		1,090,955		198,730
Sales and marketing		180,302		37,324
Depreciation		128,498		84,320
Total operating expenses		1,928,189		616,810
Net Operating Income (Loss)		(1,925,446)		(643,192)
Stock Option Expense		(53,332)		0
Interest Expense		0		(94,936)
Net Income (Loss)	$	(1,978,778)	$	(738,128)

The accompanying notes are an integral part of these financial statements.

ALTO SOLUTIONS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Additional Paid-In Capital - Stock Options	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value	Shares	Par Value				
Balance as of January 1, 2018	10,854,717	$ 1,085	4,200,684	$ 420	$ 1,501,002	$ 0	$ (615,176)	$ 887,331
Issuance of preferred stock	0	0	2,495,734	250	1,357,457	0	0	1,357,707
Net Income (Loss)	0	0	0	0	0	0	(738,128)	(738,128)
Balance as of December 31, 2018	10,854,717	1,085	6,696,418	670	2,858,459	0	(1,353,304)	1,506,910
Issuance of common stock	338,220	34	0	0	9,555	0	0	9,589
Issuance of preferred stock	0	0	6,856,150	685	4,490,491	0	0	4,491,176
Stock options	0	0	0	0	0	53,332	0	53,332
Net Income (Loss)	0	0	0	0	0	0	(1,978,778)	(1,978,778)
Balance as of December 31, 2019	11,192,937	$ 1,119	13,552,568	$ 1,355	$ 7,358,505	$ 53,332	$ (3,332,082)	$ 4,082,229

The accompanying notes are an integral part of these financial statements.

ALTO SOLUTIONS, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Cash Flows from Operating Activities		
Net Income (Loss)	$ (1,978,778)	$ (738,128)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation	128,498	84,320
Stock option expense	53,332	0
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(10,909)	(3,366)
(Increase) Decrease in prepaid expenses	(55,599)	94
(Increase) Decrease in deposits	(9,554)	0
Increase (Decrease) in accounts payable	82,137	(4,615)
Increase (Decrease) in accrued expenses	9,176	0
Net cash used in operating activities	(1,781,697)	(661,695)
Cash Flows from Investing Activities		
Payments for internally developed software	(317,307)	(337,557)
Purchase of equipment	(37,360)	0
Net change in cash from investing activities	(354,667)	(337,557)
Cash Flows from Financing Activities		
Issuance of preferred stock	4,491,176	1,357,707
Issuance of common stock	9,589	0
Net change in cash from financing activities	4,500,765	1,357,707
Net change in cash and cash equivalents	2,364,401	358,455
Cash and cash equivalents at beginning of period	730,693	372,238
Cash and cash equivalents at end of period	$ 3,095,094	$ 730,693

The accompanying notes are an integral part of these financial statements.

ALTO SOLUTIONS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS

Alto Solutions, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on July 21, 2015 under the name Saltvest, Inc. The name was changed on October 2, 2017. The Company provides an easy-to-use, automated process for investing in alternatives with IRA savings. The Company's headquarters are in Nashville, Tennessee. The company began operations in 2015.

Since Inception, the Company has relied on the issuance of common and preferred shares and the issuance of convertible notes to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from the existing cash reserves, issuance of preferred stock (see Note 9), a crowdfunding campaign (see Note 9) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $3,095,094 and $730,693 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by setting up alternative IRA accounts with a monthly admin fee and a transaction fee. The Company's payments are generally collected upfront, although some are on an invoice with a net 30 term. For years ending December 31, 2019 and 2018 the Company recognized $78,574 and $9,416 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018, the company had $14,275 and $3,366 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of internally developed software and equipment. Depreciation is calculated using the straight-line method over a period of 5 years. As of December 31, 2019 and 2018, the Company had $1,002,739 and $776,570 in net fixed assets. The Company has internally developed software costs of $630,586 that have met the criteria for amortization as of December 31, 2019 and 2018; the software was placed in service in May 2018. The Company has internally developed software costs of $546,764 and $229,457 that have not met the criteria for amortization as of December 31, 2019 and 2018, respectively.

NOTE 4 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2019 in 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $3,332,082. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

As of December 31, 2019, the Company authorized 35,000,000 shares, par value $0.0001. As of December 31, 2019 and 2018, the Company had 11,192,937 and 10,854,717 shares issued and outstanding. Holders of common stock are entitled to one vote for each share of common stock held at all meetings.

Preferred Stock:

As of December 31, 2019, the Company authorized 19,129,457 shares, par value $0.0001. As of December 31, 2019 and 2018, the Company had 13,552,568 and 6,696,418 shares issued and outstanding, respectively. Holders of preferred stock have one vote per share of common stock into which the shares are convertible. Preferred stock is convertible at the option of the holder into common stock calculated by dividing the original issue price by the conversion price. As of December 31, 2019, the conversion price is equal to the original issue price. As of December 31, 2019 and 2018, the Company had the following number of authorized and outstanding Series Seed shares.

	Authorized Number of Shares	Outstanding Number of Shares December 31, 2019	Outstanding Number of Shares December 31, 2018
Series Seed 1	8,781,644	8,781,644	6,696,418
Series Seed 2	4,770,924	4,770,924	0
Series Seed 3	5,576,889	0	0
Total	19,129,457	13,552,568	6,696,418

Warrants

In 2017 the Company issued warrants to purchase 67,842 shares of common stock. The warrants are exercisable through May 5, 2020. The purchase price of the warrant was $25,000, and the exercise price of the shares was $0.0001.

NOTE 6 – STOCK BASED COMPENSATION

The Company has a 2015 stock compensation plan which permits the grant or option of shares to its employees for up to 4,089,367 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

During 2019 the Company issued 2,612,249 stock options for common stock with an exercise price of $0.07 (900,000) and $0.11 (1,712,249) per share that vest between 0 and 4 years. As of December 31, 2019, 659,046 stock options had vested. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2019, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.07 and 0.11
Fair value share price	0.13
Expected volatility	46.0%
Expected term	1.00 years
Expected dividend rate	0.00%
Risk-free rate	1.54%
Fair value per share option	$ 0.034

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Issuance of Series Seed 3 Preferred Stock

As of June 11, 2020, the Company has issued 5,576,879 shares of Series Seed 3 Preferred Stock for a total purchase price of $3,499,994.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through August 14, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.